FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                          For the month of September 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.

                                                Buenos Aires, September 23, 2003

Messrs.
Argentine Securities Commission


               Reference: MULTICANAL S.A., Out-of-Court Restructuring Agreement.

Dear Sirs,

                  In my capacity as Person in Charge of Market Relations on behalf of Multicanal S.A. (the "Company"), with a registered domicile established at Hipolito Yrigoyen 1628, 2(0) Floor, Federal Capital City, (Tel:
4375-3629 Fax: 4375-2580), I address this letter to let you and the public investors know about the status of the legal proceedings filed by the Company as previously informed to this Commission. Accordingly, be it known that the Judge presiding in the National Court of First Instance in Commercial Matters N(0) 4, Clerk's Office N(0) 8 located at Av. Roque Saenz Pena 1211, 1(0) Floor, pursuant to a Resolution dated September 22, 2003 and in relation to the petition made by the Company to convene a Bondholders' Meeting as provided for in Article 45 bis of the Bankruptcy Law, has resolved to authorize such petition stating that "the only task of the Court will be to implement the measures necessary to make the voting by the bondholders feasible, to establish the vote computation procedure and order the actions necessary to disclose and communicate such procedure..." (conf. 4.A, 2(0) paragraph of the Judicial Resolution).

                  Regarding obtaining the consent of bondholders, the Court stated: "...that the only decision hereby taken is to determine how the votes of dissenting and absent bondholders will be computed, and it is obvious that the final outcome after vote computation, will be the negative or affirmative vote of the proposals submitted..." (conf. 4. A, 3(0)paragraph of the Judicial Resolution).

                  Furthermore, and as to the method of counting the votes, the Court decided that "...the basis for the computation of votes and for the assessment of the consent or rejection, is determined taking into account those bondholders who attend the meeting and cast their vote, whether affirmative or negative. Any other result regarding voting should be disregarded..." (conf. 4. B, penultimate paragraph of the Judicial Resolution).

                  Regarding the legitimation of attendees, the Court has resolved in this instance to approve the petition made by Multicanal S.A. The legitimation requirements in order to attend and vote at the bondholders' meeting shall be specified in detail by Multicanal S.A. upon the publication of the related notices of a meeting.

                  Furthermore, the Court has resolved:

                  (i) to approve the Company's petition to hold a meeting in the City of Buenos Aires at the place designated by it;

                  (ii) that the date of the meeting will be determined by Multicanal S.A.;

                  (iii) that the meeting will be presided over by Multicanal S.A. or a person designated by it;

                  (iv) that the deliberation and the outcome will be transcribed in a notarial deed to be filed with the Court within 48 hours after the meeting is held;

                  (v) that notices of the convening of a meeting as well as other circumstances regarding this particular case will be published by means of legal notices for five days in the Official Gazette of Argentina and in the following newspapers: Clarin, La Nacion, Cronista Comercial and Ambito Financiero and in a newspaper of wide circulation in the cities of New York and Zurich; and

                  (vi) that Multicanal S.A. shall notify the Buenos Aires Stock Exchange of such meeting.

                  By virtue of the Court's decision, once Multicanal S.A. has determined the date and place of the meeting, the Company shall notify the Court of such date and place and publish, for the information of holders, the legal notices of a meeting in the above mentioned media and for the term fixed by the Court.

                  Yours sincerely,



                                                      Martin G. Rios

Note: A copy of the Judicial Resolution is attached hereto for your reference.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MULTICANAL S.A.



Buenos Aires, Argentina, September 25, 2003       By: /s/ Adrian Meszaros
                                                    -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer